

September 29, 2011

<u>Via E-Mail</u>
Mr. John Mitola, President
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

      Re: **Juhl Wind, Inc.**
                  December 31, 2010 Form 10-K filed March 31, 2011
                  June 30, 2011 Form 10-Q filed August 15, 2011
                  File No. 0-54080

Dear Mr. Mitola:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Terence O'Brien

                                  Terence O'Brien
                                  Accounting Branch Chief